EXHIBIT 99.1


               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 -
                   SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements made by public companies. This safe-harbor protects a company from securities law liability in connection with forward-looking statements if the company complies with the requirements of the safe-harbor. As a public company, we have relied and will continue to rely on the protection of the safe harbor in connection with our written and oral forward-looking statements.

     When evaluating our business, you should consider:

     o    all of the information in this quarterly report on Form 10-Q;

     o the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 1999; and

     o    the risk factors described below.

     The Company's business is subject to the following risks. These risks also could cause actual results to differ materially from results projected in any forward-looking statement in this report.

RISKS RELATED TO OUR BUSINESS

     We have a limited operating history, which makes it difficult to predict our future performance.

     Our limited operating history makes predicting our future performance difficult and does not provide investors with a meaningful basis for evaluating an investment in our common stock. From our inception in June 1994 through June 1997, we existed as a division of Online Interactive, Inc. We began operations as an independent company in June 1997. In the first half of 1998, we began offering advertising opportunities on our Web sites and in our email newsletters, in addition to our primary business of lead generation. As a result, our performance since the end of the first quarter of 1998 is not comparable to prior periods. Beginning in the third quarter of 2000, we began to explore utilizing a network model, rather than a consumer-direct Web site model, which was implemented in the first quarter of 2001. As a result, our performance is not comparable to prior periods. Moreover, we have never operated during a general economic downturn in the United States, which typically adversely affects advertising and marketing expenditures.


We will face risks encountered by early-stage companies in Internet-related businesses and may be unsuccessful in addressing these risks.

     We face risks frequently encountered by early-stage companies in new and rapidly evolving markets, including the market for online direct marketing. We may not succeed in addressing these risks, and our business strategy may not be successful. These risks include uncertainties about our ability to:

     o    attract a larger number of consumers to our Web sites;

     o contract with new marketing clients and add new and compelling content to our Web sites;

     o collect receivables for services performed from existing marketing clients;

     o    manage our expanding operations;

     o    adapt to potential decreases in online advertising rates;

     o    successfully introduce new products and services;


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     o    continue  to  develop  and  upgrade  our  technology  and to  minimize technical difficulties and system downtime;

     o    create and maintain the loyalty of our customers and clients;

     o maintain our current, and develop new, strategic relationships and alliances; and

     o    attract, retain and motivate qualified personnel.


We have a history of losses, expect future losses and may never achieve profitability.

     We have not achieved profitability and expect to continue to incur substantial losses for the foreseeable future. We incurred net losses of $3.2 million, or more than 2.5 times the amount of our net revenues, for the year ended December 31, 1998, and $10.9 million, or nearly 1.3 times the amount of our net revenues, for the year ended December 31, 1999. As of September 30, 2000, our accumulated deficit was $31.8 million. We have increased our operating expenses and capital expenditures in order to accelerate our growth. At the time we filed the original 10Q we expected further increases in operating expenses as we continued to expand marketing and brand name promotion. In February 2001 the decision was made to discontinue activities related to our consumer-direct Web sites. Although this decision will result in a decrease in continuing operating expenses, we will need to significantly increase net revenues to achieve profitability. Even if we do achieve profitability, we may be unable to sustain profitability on a quarterly or annual basis in the future. It is possible that our net revenues will grow more slowly than we anticipate or that operating expenses will exceed our expectations.


Our quarterly operating results are uncertain and may fluctuate significantly, which could negatively affect the value of your investment.

     Our operating results have varied significantly from quarter to quarter in the past and may continue to fluctuate. As a result, we believe period-to-period comparisons of our operating results are not meaningful. For example, during the year ended December 31, 1999, the percentage of annual net revenues attributable to the first, second, third and fourth quarters were 7.8%, 16.4%, 28.1% and 47.7%, respectively. Our operating results for a particular quarter or year may fall below the expectations of securities analysts and investors, which could result in a decrease in our stock price.

     Our limited operating history and the new and rapidly evolving Internet market makes it difficult to ascertain the effects of seasonality on our business. We believe, however, that our revenues may be subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year. In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. A decline in the economic prospects of advertisers could alter current or prospective advertisers' spending priorities, or the time periods in which they determine their budgets, or increase the time it takes to close a sale with our advertisers.

     During the nine months ended September 30, 2000, approximately 90% of our contracts were month-to-month with automatic renewal unless terminated by either party with 10 days' notice. The loss of a significant number of these contracts in any one period might result in a significant decline in our quarterly operating results.


We have experienced rapid growth, which has placed a strain on our resources, and any failure to manage our growth effectively could cause our business to suffer.

     We do not have a proven record in managing our growth and may not be successful in doing so. We have grown from 29 employees on July 1, 1997 to 189 employees on September 30, 2000. We have recently hired key management personnel, acquired two businesses and added personnel in connection with these acquisitions. Due to our recent rapid growth and our inexperience in integrating newly acquired businesses, we may not be successful in integrating new personnel and acquired businesses into our existing operations. As of September 20, 2000 we had planned on expanding our sales and marketing, customer support, creative and research and development organizations. However, in February 2001 the decision was made to discontinue activities related to our consumer-direct Web sites which has resulted in work force reductions in several areas. Past growth in these areas has placed,


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and any future  growth  will  continue  to place,  a  significant  strain on our management systems and resources. If we are unable to strengthen our brand names, we may be unable to compete effectively against competitors with greater brand name recognition.

     We may be unsuccessful in strengthening our brand names. As competitive pressures in the online direct marketing industry increase, we expect brand name strength will become increasingly important. If we cannot strengthen our brand names, we may be unable to maintain or increase traffic to our Web sites, which would lead to decreased revenues from clients. The reputation of our brand names will depend on, among other things, our ability to provide a high-quality online experience for consumers visiting our Web sites, selecting our offers or receiving our email newsletters. Negative experiences of consumers or marketers with the Company might result in publicity that could damage our reputation and diminish the strength of our brand names.


If we cannot secure sufficient promotional offers from our marketer clients, our business will suffer.

     If we are unsuccessful in acquiring and renewing a continuing array of free, trial and promotional offers for our network of Web sites, traffic on our sites, as well as our order volumes, will likely decrease. The attractiveness of our Web sites to consumers is based in part on our ability to provide a broad variety of offers of interest to consumers. In addition, a number of other Web sites give consumers access to similar offers. We face competition for free, trial and promotional offers from these Web sites as well as a variety of other online and traditional competitors. Without sufficient variety and quality of offers, our Web sites will become less attractive to marketers, and our ability to generate revenues from marketer clients will be adversely affected.


The majority of our contracts have month-to-month terms, and the loss of a significant number of these contracts in a short period of time could harm our business.

     During the nine months ended September 30, 2000, approximately 90% of our contracts had month-to-month terms with automatic renewal unless terminated by either party with 10 days' notice. The loss of a significant number of these contracts in any one period could result in decreased traffic to our Web sites, cause an immediate and significant decline in our net revenues and cause our business to suffer.


The loss of the services of any of our executive officers or key personnel would likely cause our business to suffer.

     Our future success depends to a significant extent on the efforts and abilities of our senior management, particularly Timothy C. Choate, our Chairman, President and Chief Executive Officer, and other key employees, including our technical and sales personnel. The loss of the services of any of these individuals could harm our business. We may be unable to attract, motivate and retain other key employees in the future. Competition for employees in our industry is intense, and in the past we have experienced difficulty in hiring qualified personnel. We do not have employment agreements with any of our key personnel, nor do we have key-person insurance for any of our employees.

     Our business strategy includes growth through acquisitions, so we expect to pursue other acquisitions in the future. Our recent acquisitions and any future acquisitions present many risks and uncertainties generally associated with acquisitions, including, without limitation:

     o difficulties integrating operations, personnel, technologies, products and information systems of acquired businesses;

     o    potential loss of key employees of acquired businesses;

     o adverse effects on our results of operations from acquisition-related charges and amortization of goodwill and purchased technology;

     o    increased fixed costs, which could delay profitability;

     o    inability  to  maintain  the  key  business   relationships   and  the
          reputations of acquired businesses;



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     o    potential  dilution  to  current  shareholders  from the  issuance  of additional equity securities;

     o    inability  to  maintain  our  standards,   controls,   procedures  and
          policies;

     o    responsibility for liabilities of companies we acquire; and

     o    diversion of management's attention from other business concerns.


If we are unable to retain Fingerhut as a major investor, our stock price could suffer.

     Our stock price could be adversely affected if Fingerhut, which currently holds a 33% interest in the Company, elects to change its investment strategy related to the Internet and divest its holdings in a rapid fashion.


An increase in the number of visitors to our Web sites or orders on our network may strain our systems, and we are vulnerable to system malfunctions.

     Any serious or repeated problems with the performance of our Web sites or our network could lead to the dissatisfaction of consumers, our marketer clients or our partners and affiliates. The amount of traffic on our Web sites and our network has increased over time and we are seeking to further increase traffic. The systems that support our Web sites and our network must be able to accommodate an increased volume of traffic. Although we believe our systems can currently accommodate approximately 20 million visitors monthly, in the past, our Web sites and our network have experienced slow response times and other systems problems for a variety of reasons, including failure of our third party Internet service providers, hardware failures and failure of software applications. In these instances, our Web sites and our network were typically unavailable or slow for approximately one and one-half to two hours. Although these failures did not have a material adverse effect on our business, we may experience similar problems in the future that could have a material adverse effect on our business.


We face intense competition from marketing-focused companies for marketer clients and may be unable to compete successfully.

     We may be unable to compete successfully with current or future competitors. We face intense competition from many companies, both traditional and online, to provide marketing and advertising services for marketer clients. Among promotional offer and lead generation websites our principle competitors are coolsavings.com, MyPoints.com and yesmail.com. We expect competition from online competitors to increase significantly because there are no substantial barriers to entry in our industry. Increased competition could result in price reductions for online advertising space and marketing services, reduced gross margins and loss of market share.

     Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than Aptimus. These advantages may allow them to respond more quickly and effectively to new or emerging technologies and changes in customer requirements. These advantages may also allow them to engage in more extensive research and development, undertake farther-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, strategic partners and advertisers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective marketer clients.

     Online marketing is a rapidly developing industry, and new types of products and services may emerge that are more attractive to consumers and marketers than the types of services we offer. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share.


If our customers request products and services directly from our marketer clients instead of requesting the product or service from us, our business could suffer.

     Our marketer clients may offer the same free, trial or promotional products or services on their own Web sites that we offer on our Web sites. Our customers may choose to request products or services directly from our marketer


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clients  instead of  requesting  the product or service  through us, which would result in lower net revenues to the Company from lead generation and cause our business to suffer. We may need to incur litigation expenses in order to defend our intellectual property rights, and might nevertheless be unable to adequately protect these rights.

     We may need to engage in costly litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the intellectual property rights of others. We can give no assurance that our efforts to prevent misappropriation or infringement of our intellectual property will be successful. An adverse determination in any litigation of this type could require us to make significant changes to the structure and operation of our services and features or to license alternative technology from another party. Implementation of any of these alternatives could be costly and time-consuming and may not be successful. Any intellectual property litigation would likely result in substantial costs and diversion of resources and management attention.

     Our success largely depends on our trademarks, including "Aptimus" and "FreeShop," and internally developed technologies, including our email systems and our order-collection, order-processing and lead-delivery systems, which we seek to protect through a combination of trademark, copyright and trade secret laws. Protection of our trademarks is crucial as we attempt to build our brand name and reputation. Despite actions we take to protect our intellectual property rights, it may be possible for third parties to copy or otherwise obtain and use our intellectual property without authorization or to develop similar technology independently. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related businesses are uncertain and still evolving. Although we are not currently engaged in any lawsuits for the purpose of defending our intellectual property rights, we may need to engage in such litigation in the future. Moreover, we may be unable to maintain the value of our intellectual property rights in the future.


We could become involved in costly and time-consuming disputes regarding the validity and enforceability of recently issued or pending patents.

     The Internet, including the market for e-commerce and online advertising, direct marketing and promotion, is characterized by a rapidly evolving legal landscape. A variety of patents relating to the market have been recently issued. Other patent applications may be pending. It is possible that significant activity in this area may continue and that litigation may arise due to the patent holder's efforts to enforce their patent rights.

     We may incur substantial expense and management attention may be diverted if litigation occurs. Moreover, whether or not claims against us have merit, we may be required to enter into license agreements or be subject to injunctive or other equitable relief, either of which would result in unexpected expenses or management distraction.


If third parties acquire domain names that are similar to our domain names, they could decrease the value of our trademarks and take customers away from our Web sites.

     We currently hold the Internet domain names "aptimus.com", "freeshop.com," "catalogsite.com," "desteo.com," "wwb.com" and "clubfreeshop.com" as well as various other related names. We may be unable to prevent third parties from acquiring similar domain names, which could reduce the value of our trademarks, potentially weaken our brand names and take customers away from our Web sites. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar intellectual property rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that infringe on, or otherwise decrease the value of, our trademarks and other intellectual property rights. We believe there are online companies in other countries using domain names that potentially infringe on our trademarks. We may be unable to prevent them from using these domain names, and this use may decrease the value of our trademarks and our brand name.


We may face litigation and liability for information displayed on our Web sites.

     We may be subjected to claims for defamation, negligence, copyright or trademark infringement and various other claims relating to the nature and content of materials we publish on our Web sites. These types of claims have


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been brought,  sometimes  successfully,  against online services in the past. We could also face claims based on the content that is accessible from our Web sites through links to other Web sites. Any litigation arising from these claims would likely result in substantial costs and diversion of resources and management attention, and an unsuccessful defense to one or more such claims could result in material damages. We have no insurance coverage for these types of claims.


Security and privacy breaches could subject us to litigation and liability and deter consumers from using our Web sites.

     We could be subject to litigation and liability if third parties penetrate our network security or otherwise misappropriate our users' personal or credit card information. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. It could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. In addition, the Federal Trade Commission and other federal and state agencies have been investigating various Internet companies in connection with their use of personal information. We could be subject to investigations and enforcement actions by these or other agencies. In addition, we rent customer names and street addresses to third parties. Although we provide an opportunity for our customers to remove their names from our rental list, we nevertheless may receive complaints from customers for these rentals.

     The need to transmit confidential information securely has been a significant barrier to electronic commerce and communications over the Internet. Any compromise of security could deter people from using the Internet in general or, specifically, from using the Internet to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. Many marketers seek to offer their products and services on our Web sites because they want to encourage people to use the Internet to purchase their goods or services. Internet security concerns could frustrate these efforts. Also, our relationships with consumers may be adversely affected if the security measures we use to protect their personal information prove to be ineffective. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect customers' personal information. We have no insurance coverage for these types of claims.

     Furthermore, our computer servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any such breaches. We may be unable to prevent or remedy all security breaches. If any of these breaches occur, we could lose marketing clients and visitors to our network of Web sites.


We may need additional financing, and our prospects for obtaining it are uncertain.

     Our business does not currently generate the cash necessary to fund our operations. Should it become necessary, we may be unable to obtain additional financing in the future. We currently anticipate that our available cash resources will be sufficient to meet our currently anticipated capital expenditures and working capital requirements for at least the next six to nine months. Thereafter, we may need to raise additional funds to develop or enhance our services or products, fund expansion, respond to competitive pressures or acquire businesses or technologies. Unanticipated expenses, poor financial results or unanticipated opportunities that require financial commitments could give rise to earlier financing requirements. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders would be reduced, and these securities might have rights, preferences or privileges senior to those of our common stock. Additional financing may not be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of business opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited, and we might need to significantly restrict our operations.


Risks Related to Our Industry

If the acceptance of online advertising and online direct marketing does not continue to increase, our business will suffer.



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     The demand for online  marketing  may not develop to a level  sufficient to support our continued operations or may develop more slowly than we expect. We expect to derive almost all of our revenues from contracts with marketer clients under which we provide online marketing services through our Web sites and email newsletters. The Internet has not existed long enough as a marketing medium to
demonstrate  its  effectiveness   relative  to  traditional  marketing  methods.
Marketers that have historically relied on traditional marketing methods may be reluctant or slow to adopt online marketing. Many marketers have limited or no experience using the Internet as a marketing medium. In addition, marketers that have invested substantial resources in traditional methods of marketing may be reluctant to reallocate these resources to online marketing. Those companies that have invested a significant portion of their marketing budgets in online marketing may decide after a time to return to more traditional methods if they find that online marketing is a less effective method of promoting their products and services than traditional marketing methods.

     We do not know if accepted industry standards for measuring the effectiveness of online marketing will develop. An absence of accepted standards for measuring effectiveness could discourage companies from committing significant resources to online marketing. There are a variety of pricing models for marketing on the Internet. We cannot predict which, if any, will emerge as the industry standard. Absence of such a standard makes it difficult to project our future pricing and revenues.

     Email marketing is also vulnerable to potential negative public perception associated with unsolicited email, known as "spam." Although we do not send unsolicited email, public perception, press reports or governmental action related to spam could reduce the overall demand for email marketing in general and our email newsletters in particular.


If we are unable to adapt to rapid changes in the online marketing industry, our business will suffer.

     Online marketing is characterized by rapidly changing technologies, frequent new product and service introductions, short development cycles and evolving industry standards. We may incur substantial costs to modify our services or infrastructure to adapt to these changes and to maintain and improve the performance, features and reliability of our services. We may be unable to successfully develop new services on a timely basis or achieve and maintain market acceptance.


We face risks from potential government regulation and other legal uncertainties relating to the Internet.

     Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. The adoption of such laws could create uncertainty in use of the Internet and reduce the demand for our services. Recently, Congress enacted legislation regarding children's privacy on the Internet. Additional laws and regulations may be proposed or adopted with respect to the Internet, covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The passage of legislation regarding user privacy or direct marketing on the Internet may reduce demand for our services or limit our ability to provide customer information to marketers. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. For example, the European Union recently adopted a directive addressing data privacy that may result in limits on the collection and use of consumer information. The adoption of consumer protection laws that apply to online marketing could create uncertainty in Internet usage and reduce the demand for our services.

     In addition, we are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. It is possible that future applications of these laws to our business could reduce demand for our services or in crease the cost of doing business as a result of litigation costs or increased service delivery costs.

     Our services are available on the Internet in many states and foreign countries, and these states or foreign countries may claim that we are required to qualify to do business in their jurisdictions. Currently, we are qualified to do business only in Washington, Minnesota and California. Our failure to qualify in other jurisdictions if we were required to do so could subject us to taxes and penalties and could restrict our ability to enforce contracts in those jurisdictions.